May 26, 2020 Discussion Materials Exhibit (c)(4)

The Special Committee, with assistance from internal and external counsel and Seaport Gordian, have completed a detailed analysis of the value of TransAtlantic Petroleum. The analysis included the following: Ran a current reserve scenario as well as projected reserve scenarios Evaluated the Company’s financial model, including the impact of the amortization of the bank loan, the preferred dividends, and the Company’s G&A Ran a variety of scenarios utilizing various price decks Analyzed the value of the company on a relative and absolute basis considering the above data Reviewed and discussed the Common Stock Purchase Offer Discussed terms of the offer including which terms were viable and which terms were unachievable Generated a number of alternative terms that are under discussion Overview of Process

Optics are concerning Offer timing was at the nadir of the commodity market – may be viewed as predatory Perceived as a low multiple of cash flow and a steep discount to PDP value based on previous TransAtlantic announcements Significant “take under” implications VWAP since January 1 is $0.26 and VWAP since April 1 is $0.25 Talking down value of shares could lead to additional dilution via stock dividends to preferred Lack of analyst coverage and lack of formal guidance leave unaffiliated common holders guessing on future value Pay now or pay later – view that the common holders of the preferred and common stock can impose their will on the common holders given ownership percentages Potential misalignment of interests between the Mitchell Group/Management and the unaffiliated common holders Timeline is unachievable – could take 90+ days beyond October 1 to close Structure of purchase price amount – the absolute dollar amount is confusing to shareholder to calculate exactly what they are receiving as consideration Future preferred dividends – needs to be discussed as it relates to the structure of the purchase price and the impact to the company and/or unaffiliated common shareholders Value to common shares – some of the value of the following should accrue to the common shareholder Public company costs (reduction of future G&A) Amortization of the bank debt is reducing the total enterprise value of company Rebound of the forward curve between offer date and closing Special Committee needs to consider what happens if the proposal does not achieve the necessary vote Term Sheet Concerns

Administrative Savings from Going Private It appears that TAT would achieve an annual savings of at least $1 million by going private.  Capitalizing that pre-tax benefit at 6 times would result in a value pickup of $6 million. Were the entirety of such value allocated to the unaffiliated common shareholders that hold an aggregate of 26 million shares, it would translate into per share consideration of $0.23 Volatility and Option Value Given the recent and precipitous fall in crude prices, TAT's common stock may be "under water" in a sale and strict priority distribution.  Nonetheless, TAT's common has significant option value. Using Brent crude prices, 6-month to 2-year volatilities (as used in option pricing models as input parameters) range from 50% to over 100%.  Such factors are considered to be very high and are reflective of the enormous turmoil in the energy sector.  In turn, these volatilities translate into very high results from the option models. Volatility alone may explain the current $0.24 stock price. Brent Pricing The near month contract (July) has rebounded 8.4% since the 4/20 offer.  The 12 month strip has increased 8.5% as well. While still materially down from the beginning of the year, consideration for where the strip may be at closing.  Currently the January 2021 Brent price is $38.76/barrel which is 10.3% above the current Brent price. The forward curve is steep contango and increases ~$3 per year for the next several years.  The Special Committee needs to consider the impact to the common shareholders if the decision is to wait for improved prices Amortization of Bank Debt Given the paydown of the DenizBank credit facility, the company’s enterprise value will be reduced by $20 million by February 2021 For the enterprise value per share to remain constant as compared to today, the market price of the common shares would increase by this amount. The impact of paying off the bank debt enhances the credit status of the preferred holders but also accrues to the benefit of the common shareholder. Other Assets The Company’s current warehouse inventory is valued at ~$9 MM (roughly 50% being wellheads and tubulars). There could also be value attributed to non-producing assets, like acreage value Value Considerations

Increase offer to a number closer to market based on the value considerations on the previous page Convert offer from an absolute dollar amount to an absolute amount per share Bermuda law requirement to list a per share price (and to state this price is fair value) and risk of investor confusion, lawsuits, and SEC comments associated with using a formula for this per share price Addresses issues associated with potential dilution between now and closing Consider abeyance of dividends until closing or at least accumulating dividends Future Dividends Increasing discomfort of independent directors that not accumulating dividends in future quarters (instead of paying cash or issuing common shares) is inconsistent with the directors’ fiduciary duties to act in the best interest of the Company (rather than its shareholders). Due to this discomfort, the independent directors are opposed to any public disclosures indicating the Board’s intent with respect to future dividends. On a related point, if the transaction is based on a per share price, accumulating dividends would not alter the amount to be paid to unaffiliated common shareholders but would reduce the amount cash needed at closing (as it would reduce the cash would be round-tripped back to the purchasers). There is flexibility with how accumulated dividends are dealt with in context of a merger (i.e. cancelled, discounted, factor into consideration, etc.). Upcoming Dividend Concern that any disclosure regarding a deal at below market value before the calculation of the upcoming PIK dividend would be seen as a mechanism to reduce market price and increase dilution (in light of the Board’s consent to delay the timing of the VWAP calculation). Therefore, the Committee is uncomfortable entering into an LOI with binding terms (that would have to be publicly disclosed) prior to the end of the period for the VWAP calculation unless the price set forth in the LOI is a fixed price per share. Consider a formula based purchase price tied to Brent pricing Extend closing date to a timeline necessary to get regulatory approvals and shareholder vote Term Sheet Options

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